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[CINRAM LOGO]

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE
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FOR IMMEDIATE RELEASE

      CINRAM UPDATES STATUS OF ITS EVALUATION OF POSSIBLE CONVERSION TO AN
                           INCOME TRUST TYPE STRUCTURE

TORONTO (OCTOBER 7, 2005) -- The Board of Directors of Cinram International Inc. (TSX: CRW) met on October 6, 2005, to receive an update from management on its ongoing evaluation of the viability of converting the corporation to an income trust type structure.

After receiving the update, the Board concluded that management should continue with its evaluation on the basis of recapitalization as an income deposit security structure. In that connection management will continue to investigate certain relevant issues, including an equity raise, the degree of foreign ownership and the issuance of securities commonly referred to as "bachelor bonds" and "spinster equity."

The Board has not made a final determination as to whether or not to proceed with this recapitalization.

ABOUT CINRAM
Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies and other factors which are described in the Company's filings with the securities commissions.

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FOR MORE INFORMATION:
Lyne Beauregard
Cinram International Inc.
Tel: (416) 321-7930
lynebeauregard@cinram.com


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